SECURITIES AND EXCHANGE COMMISSION
                   			    WASHINGTON, D.C.  20549
	                            			  FORM 11-K




(Mark One)
[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
      	 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


            		    For the fiscal year ended December 31, 1994


                              					OR


[   ]   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


	       For the transition period from _______ to _______



Commission file number   33-12394
                     			 --------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


		      Tultex Corporation's Employee Savings Plan



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


				    Tultex Corporation
		      P.O. Box 5191
	       Martinsville, Virginia  24115
















					SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                      					    Tultex Corporation's
                                      					    Employee Savings Plan



                                      					    By /s/
                                   					       --------------------------------
                                   					       O. Randolph Rollins
Date: June 29, 1995                            Executive Vice President Finance
     --------------










































		TULTEX CORPORATION'S EMPLOYEE SAVINGS PLAN
		------------------------------------------
		INDEX TO FINANCIAL STATEMENTS AND EXHIBITS
		------------------------------------------


                                                								      Page No.
	                                                							      --------
    Financial Statements and Exhibits

    (a)  Financial Statements

	 Report of Independent Accountants                               F1

	 Statement of Net Assets Available for Plan Benefits,
	 with Fund Information at December 31, 1994 and
	 December 31, 1993                                             F2-F3

	 Statement of Changes in Net Assets Available for
	 Plan Benefits, with Fund Information for the Years
	 Ended December 31, 1994, 1993 and 1992                        F4-F6

	Notes to Financial Statements                                  F7-F11

	Supplemental Schedules (Note A):

			 Item 27a - Schedule of Assets Held for
			 Investment Purposes (Schedule I)                              S1

	Note A - Schedules not included with this additional financial data have been omitted because they are not applicable.

    (b) Exhibits

			  Consent of Independent Accountants                           E1
























		       REPORT OF INDEPENDENT ACCOUNTANTS
		       ---------------------------------

To the Committee and Participants
 Tultex Corporation's Employee Savings Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets of the Tultex Corporation's Employee Savings Plan at December 31, 1994 and 1993, and the changes in net assets for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in
Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedule I and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PRICE WATERHOUSE LLP
Winston-Salem, North Carolina
June 2, 1995

Tultex Corporation's Employee Savings Plan
Statement of Net Assets Available for Plan Benefits, with Fund Information

Fund Information
- ----------------
December 31, 1994
- -----------------

                                                        								    Twentieth
                                                 							 Tultex     Century
		                                   			    Fidelity     Common     Select
                     			       Income       Magellan     Stock      Investors
                      		       Fund         Fund         Option     Fund       Total
			                            -----------  -----------  --------   ---------  -----------
Assets
Investments at  fair value:
 Money Market                  $12,816,723  $     -      $   -      $   -      $12,816,723
 Fidelity Magellan mutual fund       -        2,780,731      -          -        2,780,731
 Tultex common stock                 -            -        756,234      -          756,234
 Twentieth Century Select
  Investors mutual fund              -            -          -        468,164      468,164
  Combined money market            361,353       78,400     21,321     13,199      474,273
  Loans receivable from
  participants                  1,094,058        -          -           -        1,094,058
			                           -----------  -----------  --------   ---------  -----------
                            			14,272,134    2,859,131    777,555    481,363   18,390,183
                    			       -----------  -----------  --------   ---------  -----------
Employer contribution
 receivable                         -            -          -          -            -
                    			       -----------  -----------  --------   ---------  -----------
Net assets available for
 plan benefits                 $14,272,134  $ 2,859,131  $ 777,555  $ 481,363  $18,390,183
                     			       ===========  ===========  =========  =========  ===========









The accompanying notes are an integral part of these financial statements.

Tultex Corporation's Employee Savings Plan
Statement of Net Assets Available for Plan Benefits, with Fund Information

Fund Information
- ----------------
December 31, 1993
- -----------------

                                           								     Twentieth
                                    							 Tultex      Century
                                   					    Fidelity     Common      Select
                     			       Income       Magellan     Stock       Investors
                     			       Fund         Fund         Option      Fund       Total
                     			       -----------  -----------  ---------   ---------  -----------
Assets

Investments at fair value:
 Money Market                  $13,570,625  $     -      $    -      $   -      $13,570,625
 Fidelity Magellan mutual fund                2,693,174       -          -        2,693,174
 Tultex common stock                 -            -         990,115      -          990,115
 Twentieth Century Select
  Investors mutual fund              -            -           -        554,064      554,064
 Combined money market             382,666       75,942      27,919     15,624      502,151
 Loans receivable from
  participants                   1,139,869        -           -          -        1,139,869
                     			       -----------  -----------   ---------  ---------  -----------
                            				15,093,160    2,769,116   1,018,034    569,688   19,449,998
                     			       -----------  -----------   ---------  ---------  -----------

Employer contribution
 receivable                         42,231       10,104       3,834      2,750       58,919
                     			       -----------  -----------  ----------  ---------  -----------

Net assets available for
 plan benefits                 $15,135,391  $ 2,779,220  $1,021,868  $ 572,438  $19,508,917
                     			       ===========  ===========  ==========  =========  ===========






The accompanying notes are an integral part of these financial statements.

Tultex Corporation's Employee Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information

Fund Information
- ----------------
Year Ended December 31, 1994
- ----------------------------

                                                               									   Twentieth
                                                 							      Tultex       Century
                                          						 Fidelity     Common       Select
                            				    Income       Magellan     Stock        Investors
                            				    Fund         Fund         Option       Fund         Total
                            				    -----------  -----------  -----------  -----------  -----------
Sources of net assets
Contributions:
  Employee                          $ 1,358,925  $   323,961  $    91,512  $    87,441  $ 1,861,839
  Employer                                -            -            -            -            -
Cancellation of life insurance
  option and reinvestment
  of proceeds                             -            -            -            -            -
Rollovers                                 1,170        -            -            -            1,170
Investment income                       569,475        1,250       15,039        3,785      589,549
Net appreciation in fair
  value of investments                    -              -          -            -            -
                            				    -----------  -----------  -----------  -----------  -----------
                            				      1,929,570      325,211      106,551       91,226    2,452,558
                            				    -----------  -----------  -----------  -----------  -----------

Applications of net assets

Withdrawals                           2,211,464      495,689      118,855       91,707    2,917,715
Hardship distributions                  192,563        4,501        5,528        1,765      204,357
Purchase of insurance contracts           -            -            -            -            -
Net depreciation in fair
  value of investments                    -           74,849      313,340       61,031      449,220
                            				    -----------  -----------  -----------  -----------  -----------
                            				      2,404,027      575,039      437,723      154,503    3,571,292
                            				    -----------  -----------  -----------  -----------  -----------

Net increase (decrease) prior
  to interfund transfers               (474,457)    (249,828)    (331,172)     (63,277)  (1,118,734)
Interfund transfers                    (388,800)     329,739       86,859     (27,798)       -
Net increase (decrease)                (863,257)      79,911     (244,313)    (91,075)   (1,118,734)

Assets available for plan benefits:
  Beginning of year                  15,135,391    2,779,220    1,021,868      572,438   19,508,917
                            				    -----------  -----------  -----------  -----------  -----------
  End of year                       $14,272,134  $ 2,859,131  $   777,555  $   481,363  $18,390,183
                            				    ===========  ===========  ===========  ===========  ===========




The accompanying notes are an integral part of these financial statements.

Tultex Corporation's Employee Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information

Fund Information
- ----------------
Year Ended December 31, 1993
- ----------------------------
[CAPTION]

                                                               									   Twentieth
                                                 							      Tultex       Century
                                          						 Fidelity     Common       Select
                            				    Income       Magellan     Stock        Investors
                            				    Fund         Fund         Option       Fund         Total
                            				    -----------  -----------  -----------  -----------  -----------
Sources of net assets

Contributions:
  Employee                          $ 1,821,161  $   346,986  $   158,754  $    97,813  $ 2,424,714
  Employer                              513,177       89,810       42,852       24,914      670,753
Cancellation of life insurance
  option and reinvestment
  of proceeds                             -            -            -            -            -
Rollovers                                 1,311        5,816          930        3,575       11,632
Investment income                       597,063        1,019       26,941        5,599      630,622
Net appreciation in fair
  value of investments                               508,099        -           59,802      567,901
                            				    -----------  -----------  -----------  -----------  -----------
                            				      2,932,712      951,730      229,477      191,703    4,305,622
                            				    -----------  -----------  -----------  -----------  -----------
Applications of net assets

Withdrawals                             902,308      137,013       78,236       19,447    1,137,004
Hardship distributions                  158,899        6,001        2,196          642      167,738
Purchase of insurance contracts           -            -            -            -            -
Net depreciation in fair
  value of investments                    -            -          211,727        -          211,727
                            				    -----------  -----------  -----------  -----------  -----------
                            				      1,061,207      143,014      292,159       20,089    1,516,469
                            				    -----------  -----------  -----------  -----------  -----------
Net increase (decrease) prior
  to interfund transfers              1,871,505      808,716      (62,682)     171,614    2,789,153
Interfund transfers                       2,032        6,887      (35,299)      26,380        -
Net increase (decrease)               1,873,537      815,603      (97,981)     197,994    2,789,153

Assets available for plan benefits:
  Beginning of year                  13,261,854    1,963,617    1,119,849      374,444   16,719,764
                            				    -----------  -----------  -----------  -----------  -----------
  End of year                       $15,135,391  $ 2,779,220  $ 1,021,868  $   572,438  $19,508,917
                             			    ===========  ===========  ===========  ===========  ===========






The accompanying notes are an integral part of these financial statements.

F-5
Tultex Corporation's Employee Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information

Fund Information
- ----------------
Year Ended December 31, 1992
- ----------------------------

                                                               									   Twentieth
                                                 							      Tultex       Century
                                          						 Fidelity     Common       Select       Life
                            				    Income       Magellan     Stock        Investors    Insurance
                            				    Fund         Fund         Option       Fund         Option       Total
                            				    -----------  -----------  -----------  -----------  -----------  -----------
Sources of net assets
Contributions:
  Employee                          $ 1,850,691  $   243,594  $   156,292  $    63,387  $    14,489  $ 2,328,453
  Employer                                -            -            -            -            -            -
Cancellation of life insurance
  option and reinvestment
  of proceeds                           321,005       32,239       19,971       11,414        -          384,629
Rollovers                                 -            1,500        -            -            -            1,500
Investment income                       743,762          606       24,221       20,953        -          789,542
Net appreciation in fair
  value of investments                    4,565      128,739      193,997        -            -          327,301
                            				    -----------  -----------  -----------  -----------  -----------  -----------
                            				      2,920,023      406,678      394,481       95,754       14,489    3,831,425
                            				    -----------  -----------  -----------  -----------  -----------  -----------

Applications of net assets

Withdrawals                           1,186,421       73,009       38,402      110,534        -        1,408,366
Hardship distributions 192,563          222,241        6,587        1,676        3,387        -          233,891
Purchase of insurance contracts           -            -            -            -           21,966       21,966
Net depreciation in fair
  value of investments                    -            -            -           25,754        -           25,754
                            				    -----------  -----------  -----------  -----------  -----------  -----------
                            				      1,408,662       79,596       40,078      139,675       21,966    1,689,977
                            				    -----------  -----------  -----------  -----------  -----------  -----------

Net increase (decrease) prior
  to interfund transfers               1,511,361     327,082      354,403      (43,921)      (7,477)   2,141,448
Interfund transfers                      (98,663)     47,246      (19,706)      63,646        7,477        -
Net increase (decrease)                 1,412,698    374,328      334,697       19,725        -        2,141,448

Assets available for plan benefits:
  Beginning of year                  11,849,156    1,589,289      785,152      354,719        -      14,578,316
                            				    -----------  -----------  -----------  -----------  -----------  -----------
  End of year                       $13,261,854  $ 1,963,617  $ 1,119,849  $   374,444  $     -      $16,719,764
                            				    ===========  ===========  ===========  ===========  ===========  ===========




The accompanying notes are an integral part of these financial statements.

Tultex Corporaton's Employee Savings Plan

Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

Tultex Corporation's Employee Savings Plan (the Plan) prepares its financial statements on the accrual basis of accounting which recognizes investment income when earned and expenses when incurred.

Valuation of investments

Investments are valued at their closing market prices on the valuation date. Where no sale was recorded on the valuation date, the security is valued at the market price at the close of business.

Contributions

Contributions from employees are recorded in the period the Company makes payroll deductions from plan participants. Contributions from Tultex Corporation (the Company) are based upon employee contributions and are accrued in the corresponding period.

Security transactions and investment income

Purchases and sales of securities, including gains and losses thereon, are recorded as of the trade date. Gains or losses on sales of securities are based on first-in, first-out cost. In accordance with the policy of stating investments at fair market value, the net appreciation or depreciation for the year is reflected in the statement of changes in net assets available for plan benefits.

Expenses of the plan

All expenses incurred in the administration of the plan are paid by the Company.

NOTE 2 - DESCRIPTION OF THE PLAN

General

The Tultex Corporation Employee Savings Plan is a cash or deferred profit-sharing plan established under section 401(a) and 401(k) of the Internal Revenue Code. The Plan, which was established on September 1, 1984, is available to substantially all employees of Tultex Corporation who have met certain service requirements. The Board of Directors of Tultex Corporation has appointed an Employee Savings Plan Committee to administer the Plan. The plan administrator and management of Tultex Corporation believe that the Plan conforms with the requirements of the Employee Retirement Income Security Act of 1974. The Plan may be terminated by resolution of the Board of Directors of Tultex Corporation at any time and for any reason. In the event of the termination or partial termination of the Plan or upon the complete discontinuance of contributions under the Plan, the rights of each affected member to the entire amount credited to his account on the date of such termination or discontinuance shall remain nonforfeitable and fully vested. Payment of such amounts to each member or beneficiary, upon the termination of the Plan or upon the complete discontinuance of contributions under the Plan, shall be made by the Trustee at such time and in such manner as is directed by the Employee Saving Plan Committee provided, however, that all members and beneficiaries similarly situated shall be treated in a nondiscriminatory manner.

Contributions

The Plan presently provides for elective salary reduction contributions by eligible employees. Employees may make contributions to the Plan through payroll deductions, not to exceed 15% and not less than 2% of total compensation.

In April 1993, Tultex Corporation implemented an employer match; however, on December 31, 1993, it was suspended until a later date due to business conditions. The employer match contributed an amount equal to 50% of each employee's regular contribution up to a maximum of 4%. The match remained suspended throughout the 1994 plan year.

Withdrawals

Participant accounts are separately maintained by the Employee Savings Plan Committee. Plan earnings are allocated to participants' accounts on the basis of their accumulated account balances. Participants' interest in their account shall at all times be fully vested and nonforfeitable. Participants are entitled to withdraw all or a portion of their account balances upon the attainment of age 59 1/2, or any time thereafter.

Participant Loans

The Plan permits distributions to participants in the event of financial hardship. The plan participants also may borrow against their accounts in an amount up to, but not exceeding 50% of their balance in the following funds:
Income Fund, Tultex Common Stock Fund, and Equity Fund.

Investment Options

As of April 1 and October 1 of each plan year, a participant may direct how contributions to his account will be allocated among the investment options. In addition, new employees may elect to participate as of January 1 of any year. A participant may elect to have amounts credited to his account invested under one or more of the investment options available under the Plan. The investment options available to participants are:

Income Fund: Contributions to the income fund may be invested in one or more group annuity contracts, interest bearing accounts, certificates of deposit, or other interest bearing investments that involve a minimum risk to capital. At December 31, 1994, there were 2,635 participants enrolled in the income fund.

Tultex Common Stock: Participants may elect to have contributions invested in Tultex Corporation Common Stock which is purchased by the Plan's trustee at fair market value in the open market, in private transactions, or from authorized but unissued shares. There were 285 participants enrolled in the Tultex Common Stock option at December 31, 1994. There were 155,099 shares with a value of $4.875 per share at December 31, 1994.

Equity Funds: Participants may elect to have contributions invested in two available equity funds, the Fidelity Magellan or Twentieth Century Select Investor's Fund, with portfolios concentrated in common stock of selected, publicly-owned corporations. The primary objective is growth of principal, but since the value of common stocks can decrease, as well as increase, the value of a participant's account in the equity funds may fluctuate. At December 31, 1994, 419 and 153 participants were enrolled in the Fidelity Magellan Fund and Twentieth Century Select Investors Fund, respectively. The Fidelity Magellan Fund held 41,627.7 shares with a value of $66.80 per share at December 31, 1994. The Twentieth Century Select Investors Fund held 14,143.9 shares with a value of $33.10 per share at December 31, 1994.

The Life Insurance Option: Prior to October 1, 1988 a participant could elect to use any amount that is less than one-half of his account balance to purchase whole life or ordinary life insurance on the life of the participant or the lives of the participant's spouse and children. This contribution limit changed to 25% subsequent to October 1, 1988. Effective March 31, 1992, the life insurance option was removed from the employee savings plan. See Note 4.

As of April 1 and October 1 of each year, a participant may elect to transfer amounts between any of the investment options. The minimum amount transferable out of any one option is 10% of the value of the participant's account, or, if less, the entire amount invested under such option.

NOTE 3 - INVESTMENTS

The Plan's investments are held by the Trustee, Tultex Corporation. The following presents the fair value of the investments.

                     			   December 31, 1994           December 31, 1993
                           ----------------------      -----------------------
                     			   Number of                   Number of
                     			   shares or                   shares or
                           principal   Fair            principal    Fair
                     			   amount      value           amount       value
                     			   ---------   ----------      ---------    ----------
Investments at Fair
 Value as Determined
 by Quoted Market Price

  Fidelity Magellan Fund    41,627.7   $  2,780,731      38,012.3   $2,693,174
  Tultex Common Stock      155,099.0        756,234     141,445.0      990,115
  Twentieth Century Select
  Investors Fund           14,143.9         468,164      14,041.2      554,064
                                   					 ----------                 ----------
                                   					  4,005,129                  4,237,353
Investments at Estimated
 Fair Value

 Money Market accounts:
   Piedmont Trust Bank       -           12,816,723        -        13,570,625
   NationsBank               -              474,273        -           502,151
 Participant Loans           -            1,094,058        -         1,139,869
                                   					-----------                -----------
                                   					$18,390,183                $19,449,998
                                   					===========                ===========

The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                    				     Year ended December 31,
                            				     1994            1993           1992
Investments at Fair Value as         -----------     ----------     ----------
Determined by Quoted Market Price

 Fidelity Magellan Fund              $   (74,849)    $  508,099     $  128,739
 Tultex Common Stock                    (313,340)      (211,727)       193,997
 Twentieth Century Select
  Investors Fund                         (61,031)        59,802        (25,754)
                            				     -----------     ----------     ----------
                                   					(449,220)       356,174        296,982
                            				     -----------     ----------     ----------
Investment at Estimated Fair Value

 Income Fund                               -               -             4,565
                            				     -----------     ----------     ----------
                            				     $  (449,220)    $  356,174     $  301,547
                            				     ===========     ==========     ==========

NOTE 4 - LIFE INSURANCE

Prior to October 1, 1988, employees could elect to use up to one-half of their contributions to purchase permanent life insurance. Subsequent to October 1, 1988, the contribution limit for life insurance changed to 25%. The contributions were allocated funds which were used to purchase insurance at the time the withholding was made and were excluded from plan assets at December 31, 1992. During the plan year ended December 31, 1992, premiums contributed by employees were $21,967. No such contributions were made in 1994 or 1993. The life insurance option was removed from the plan effective March 31, 1992 and each employee's cash surrender value was then reinvested in one or more of the remaining investment options at the discretion of each employee. The total amount reinvested in connection with the cancellation of the life insurance option was $384,629. However, four participants had elected the guaranteed life insurance option and paid their premiums in full prior to cancellation of the life insurance option. Only two participating individuals remained with total cash valued of $3,082 and $2,951 excluded from plan assets at December 31, 1994 and December 31, 1993, respectively.

NOTE 5 - PAYABLE FOR DISTRIBUTION

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1994 but not yet paid as of that date. Amounts related to such withdrawals are as follows:

                                   					    December 31, 1994
                                   					    -----------------

Income Fund                                 $         440,294
Fidelity Magellan Fund                                 96,495
Twentieth Century Select Investors Fund                 2,163
Tultex Common Stock                                    35,138
                                   					    -----------------
                                   					    $         574,090
                                   					    =================


NOTE 6 - TAX STATUS OF THE PLAN

A favorable letter of determination has been received from the Internal Revenue Service for the Plan indicating that the trust established under the Plan is entitled to exemption from federal income tax under the applicable sections of the Internal Revenue Code (IRC). Accordingly, no provision for income taxes has been made in the Plan's financial statements.

Tultex Corporation's Employee Savings Plan

Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1994                                                    SCHEDULE 1

                     			       Description of investment including
Identity of issue, borrower,   maturity date, rate of interest,                          Current
lessor, or similar party       collateral, par, or maturity value           Cost         value
- ----------------------------   ----------------------------------------     -----------  -----------
Short Term Investments:
Piedmont Trust Bank            Money market, 5.51%                          $12,816,723  $12,816,723

NationsBank                    Money market                                     474,273      474,273

                     			       Mutual Funds:
Fidelity Magellan              Equity fund concentrated in common stock
                     			       of selected, publicly-owned corporations;
			                            41,627.7 shares outstanding; market value
                     			       of $66.80 per share                            2,291,683    2,780,731

Twentieth Century Select
 Investors                     Equity fund concentrated in common stock
                     			       of selected, publicly-owned corporations;
                       	       14,143.9 shares outstanding; market value of
                     			       $33.10 per shares                                373,248      468,164

                     			       Common Stock:
Tultex Corporation             Common stock purchased at fair market value;
                      		       155,099 shares outstanding; market value of
                     			       $4.875 per share                               1,699,044      756,234

Tultex Corporation
 Employee Savings Plan         Participant Loans                              1,094,058    1,094,058
                                                               									    -----------  -----------
                                                               									    $18,749,029  $18,390,183
                                                               									    ===========  ===========
















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			CONSENT OF INDEPENDENT ACCOUNTANTS
			----------------------------------

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-12394) of Tultex Corporation of our report dated June 2, 1995 appearing on page F-1 of Tultex Corporation's Form 11-K.





PRICE WATERHOUSE LLP

Winston-Salem, North Carolina
June 26, 1995







































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